

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2022

Peter Bell
Co-Chief Executive Officer and Chief Financial Officer
Epiphany Technology Acquisition Corp.
630 Ramona St.
Palo Alto, CA 94301

> **Re: Epiphany Technology Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 16, 2022**
> **File No. 001-39853**

Dear Peter Bell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lijia Sanchez, Esq.